Exhibit IV

     "Lincoln National Corporation supports the efforts of American States Financial Corporation to explore its strategic options. LNC is evolving from a multi-line insurer into a focused financial services company. For the last five years, LNC has been sharpening its focus on its core wealth accumulation and wealth protection businesses to enhance shareholder value. Any proceeds from a sale of American States would be used by LNC to accelerate the profitable growth of our core businesses," said Ian M. Rolland, Chairman and Chief Executive Officer and President of LNC.

     Lincoln National Corporation owns 83.3 percent of American States common stock, with the remainder publicly held after an initial public offering in May 1996.

     Lincoln National Corporation owns and operates financial services businesses that provide annuities, life insurance, life-health reinsurance, property-casualty insurance, mutual funds and investment management services. With headquarters in Fort Wayne, Indiana, LNC has assets exceeding $71 billion and annual revenues of more than $6.7 billion.